Exhibit 12.1

LodgeNet Entertainment Corporation and Subsidiaries
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands)

Computation of Coverage of Fixed Charges

	2004	2003	2002	2001	2000
Net loss	$(20,781)	$(35,052)	$(29,126)	$(26,408)	$(39,014)

Add:
Provision for income taxes	421	459	550	689	325
Add fixed charges (1):
Interest	31,891	34,239	33,037	30,306	27,809
Amortization of debt costs	1,734	1,831	2,001	1,178	1,589
Amortization of debt discount	82	104	147	190	215
Interest portion of rentals	239	219	198	179	158

Earnings available to cover fixed charges	13,586	1,800	6,807	6,134	(8,918)

Less fixed charges	33,945	36,393	35,383	31,853	29,771

Deficiency in the coverage of fixed charges	$(20,359)	$(34,593)	$(28,576)	$(25,719)	$(38,689)

(1)	Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).